Exhibit 99.1

Hexindai Provides Details on Strategic Investment in a Subsidiary of Phoenix Finance

BEIJING, Jan. 8, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today provided further details on its strategic investment originally announced on December 10, 2018. The strategic investment is expected to help expand Hexindai’s business.

Under the terms of the definitive agreements, Hexindai has agreed to acquire a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”), a wholly owned subsidiary of Phoenix Financial Group Ltd (“Phoenix Finance”) and operator of one of China’s leading peer-to-peer lending (P2P) platforms, for a total consideration of approximately US$29 million (RMB200 million). The two parties are expected to facilitate about RMB10 billion in consumer credit loans over a term of three years beginning in 2019.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “We are excited to begin cooperating with Phoenix Finance’s P2P platform. Together, we will work closely on expanding our consumer credit loan business and enhancing our big data-driven risk management systems to create enormous synergies. Going forward, we will continue to develop strategic relationships with respected institutions to seek operating synergies, diversify our user acquisition channels and funding sources, reduce funding cost, and further strengthen our risk management as we work to increase confidence in our platform and better serve customers.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com